

September 28, 2010

Michael W. Yackira
Chief Executive Officer
NV Energy, Inc.
Nevada Power Company
Sierra Pacific Power Company
6226 West Sahara Avenue
Las Vegas, Nevada 89146

  Re: NV Energy, Inc.
    Nevada Power Company
    Sierra Pacific Power Company
    Form 10-K for Fiscal Year Ended December 31, 2009
    Filed February 22, 2010
    Form 10-K/A for Fiscal Year Ended December 31, 2009
    Filed February 25, 2010
    Forms 10-Q for Fiscal Quarters Ended March 31, 2010 and June 30, 2010
    Filed May 6, 2010 and August 6, 2010
    File Nos. 001-08788, 002-28348 and 000-00508

    NV Energy, Inc.
    Definitive Proxy Statement on Schedule 14A
    Filed March 22, 2010
    File No. 001-08788

Dear Mr. Yackira:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Unless noted below, you should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Michael W. Yackira
NV Energy, Inc.
Nevada Power Company
Sierra Pacific Power Company
September 28, 2010
Page 2

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Liquidity and Capital Resources (NVE Consolidated), page 51

Overall Liquidity, page 51

1. We note your indication here and on page 64 that you have no significant debt maturities in 2010; however, we note that you have significant debt maturities expected in 2011. Please confirm that you will discuss your intentions with respect to the maturity of this debt, with a view to explaining how you intend to satisfy your obligations.

Form 10-K/A for Fiscal Year Ended December 31, 2009

Consolidated Balance Sheets, page 89

2. Please disclose on the face of the balance sheets, the number of shares issued or outstanding, as appropriate and the number of shares authorized. Also, please show in a note or the statements of common shareholders' equity the changes in common shares for each period for which an income statement is required to be filed. Refer to paragraph 29 of Rule 5-02 of Regulation S-X.

Note 8. Debt Covenant and Other Restrictions, page 129

Limits on Restricted payments, page 130

3. Please disclose the amount of retained earnings or net income of NVE restricted or free of restrictions. Refer to paragraph (e)(1) of Rule 4-08 of Regulation S-X.

4. Please tell us how you determine the restricted net assets of consolidated subsidiaries in assessing whether the disclosures required by paragraphs (e)(3)(i) and (ii) of Rule 4-08 of Regulation S-X and Schedule I required by Rule 5-04 of Regulation S-X should be provided.

Michael W. Yackira
NV Energy, Inc.
Nevada Power Company
Sierra Pacific Power Company
September 28, 2010
Page 3

Note 11. Retirement Plan and Post –Retirement Benefits, page 143

5. Please tell us the nature of plan amendment(s) that resulted in the reduction in the benefit obligation for pension benefits for fiscal 2008. Also, we note your disclosure of the reduction in the benefit obligation for other postretirement benefits for fiscal 2009 related to the cap of contributions to retiree medical plans. Please tell us the nature of plan amendment(s) that accounted for the remaining reduction in the benefit obligation for other postretirement benefits for fiscal 2009. In addition, please tell us the nature of the change in estimates that resulted in the increase to the benefit obligation for other postretirement benefits for fiscal 2008. Finally, please consider providing additional disclosure regarding plan amendments and changes in estimates in future filings.

6. Please disclose benefit obligations, plan assets, funded status and amounts recognized in the statement of financial position of NPC and SPPC or tell us why such disclosures are not applicable. Please refer to ASC 715-30-35-69 and ASC 715-20-50.

Note 12. Stock Compensation Plans, page 150

7. Please disclose the method used for measuring and estimating the fair value of compensation cost from performance shares and restricted stock awards. Please also disclose your accounting policies for recognition of compensation costs. In addition, please disclose the following information in accordance with ASC 718-10-50-2 or tell us why such disclosure is not required:

  a. For the most recent year presented, the number and weighted-average grant date fair value of non-vested restricted stock and performance awards at the beginning and end of the year and those granted, vested and forfeited during the year;

  b. The total compensation cost for restricted stock and performance awards recognized in income;

  c. The total compensation cost related to non-vested awards not yet recognized and the weighted average period over which it is expected to be recognized; and

  d. Awards classified as equity and those classified as liabilities.

Note 16. Assets Held For Sales, page 161

8. Please tell us why you have not reported the operations of your California electric distribution and generation business in discontinued operations. Please refer to ASC 205-20-45.

Michael W. Yackira
NV Energy, Inc.
Nevada Power Company
Sierra Pacific Power Company
September 28, 2010
Page 4

Definitive Proxy Statement on Schedule 14A

Proposal Number One – Election of Directors, page 6

9. We note that Mary Lee Coleman and Jerry E. Herbst served on your Board of Directors during part of your fiscal year ended December 31, 2009. Instruction 2 to Item 407(a) of Regulation S-K requires you to identify for each director that served during any part of your last completed fiscal year whether such director is independent under the applicable independence standard. Please disclose such independence information for each director who served during any part of your last completed fiscal year, even if such director is not being nominated for election.

Executive Compensation, page 23

Compensation Discussion and Analysis, page 23

Short-Term Incentive Plan (STIP), page 31

10. Please disclose how your achievement of the corporate goals and each NEO's achievement of his individual goals resulted in such NEO's payout under the STIP. For each NEO, please explain how a Financial Performance score of 1.26, a Customer Perception score of 0.85, an MPAT KPI score of 2.94 and the achievement, or non-achievement, of such NEO's individual performance objectives resulted in such NEO's payout of 83.7%, in the case of Mr. Yackira, or 79%, in the case of each other NEO, of such NEO's targeted STIP award.

11. We note that achievement of corporate goals accounts for 75% of each NEO's STIP payout, and within corporate goals, Financial Performance and Customer Perception is each weighted at 35% and Corporate Performance is weighted at 30%. Based on such weighting, the overall weight assigned to Financial Performance and Customer Perception should be 26.25% (75% of 35%) and to Corporate Performance should be 22.5% (75% of 30%). Please explain to us why each of Financial Performance, Customer Perception and Corporate Performance is assigned a 26% overall weight based on the tables on pages 33, 34 and 35, respectively.

12. Please discuss how the Compensation Committee determines each NEO's individual performance rating and how each NEO's achievement, or non-achievement, of such NEO's individual performance objectives affects such NEO's payout under the STIP.

Michael W. Yackira
NV Energy, Inc.
Nevada Power Company
Sierra Pacific Power Company
September 28, 2010
Page 5

Grants of Plan-Based Awards, page 46

13. Please disclose, by footnote or otherwise, how you determined the "Target" payout under your Short-Term Incentive Plan for each NEO. Additionally, based upon your disclosure on page 32, it appears that payouts under your Short-Term Incentive Plan are subject to a maximum amount of 150% of the NEO's target percentage. As a result, it is unclear why those amounts have not been reflected in the table. Please revise or advise.

Directors' Compensation, page 54

14. Please confirm that the amounts listed opposite of each director's name under the column "Stock Awards" reflect the shares of your common stock paid as an annual retainer pursuant to your Non-Employee Director Stock Plan. Please also confirm that such amounts represent the aggregate grand date fair value computed in accordance with FASB ASC Topic 718, as required per Item 402(k)(iii) of Regulation S-K.

Audit Committee Report, page 58

15. In the first paragraph, third sentence, you state that a written code of ethics applies to all of your officers and employees. The copy of the Code of Ethics published on your website states that it applies only to your Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. Please advise as to whether your code of ethics applies to all employees or only to the three aforementioned employees.

Independent Public Accountants, page 62

16. Please disclose the aggregate fees billed in each of your last two fiscal years for professional services rendered by your principal accountant for tax compliance, tax advice and tax planning. Please also describe the nature of the services comprising such fees. See Part III, Item 14(3) of Form 10-K. We note your disclosure in the fifth full paragraph on page 63 that fees for tax services during 2009 were pre-approved.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Exhibit 32.4

17. Please amend your Form 10-Q to re-file this exhibit and reference the correct report in the first sentence of the certification. The proper reference should be to the Form 10-Q for the applicable fiscal quarter and not to the Form 10-K, as amended by the Form 10-Q for the applicable fiscal quarter.

Michael W. Yackira
NV Energy, Inc.
Nevada Power Company
Sierra Pacific Power Company
September 28, 2010
Page 6

Form 10-Q for Fiscal Quarter Ended and June 30, 2010

Exhibits 10.2 and 10.3

   \#   We note that the copies of the Revolving Credit Facilities filed as Exhibits 10.2 and 10.3
         do not include the exhibits and schedules. Please re-file complete copies of such
         Revolving Credit Facilities, including the exhibits and schedules, with your next periodic
         report. See Item 601(b)(10) of Regulation S-K. While Item 601(b)(2) of Regulation S-K
         permits you to provide omitted information supplementally, there is not a similar
         provision in Item 601(b)(10) of Regulation S-K.

18. We note that the Revolving Credit Facilities filed as Exhibits 10.2 and 10.3 have been
    executed by you and the counterparties, but they do not include conformed signatures.
    With respect to any document that you execute in the future and file with us as an exhibit,
    please include a conformed signature in the appropriate section of such document to
    show that such document has been executed. See Rule 302(a) of Regulation S-T.

Exhibit 32.4

19. Please amend your Form 10-Q to re-file this exhibit and reference the correct report in
    the first sentence of the certification. The proper reference should be to the Form 10-Q
    for the applicable fiscal quarter and not to the Form 10-K, as amended by the Form 10-Q
    for the applicable fiscal quarter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

Michael W. Yackira
NV Energy, Inc.
Nevada Power Company
Sierra Pacific Power Company
September 28, 2010
Page 7

You may contact Anthony Watson at (202) 551-3318 or William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Mara Ransom at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director